SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

12 July 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith the General Announcement dated 11 July 2005, Re: Recurrent Related Party Transactions of a Revenue or Trading Nature for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 8/1

Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 11/07/2005 18:01:04
Reference No SC-050711-70693

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Recurrent Related Party Transactions of a Revenue or Trading Nature

* **Contents :-**

The Company wishes to announce that Lion Motor Sdn Bhd, a wholly-owned subsidiary of the Company, has entered into a recurrent transaction of a revenue or trading nature with its related party as set out in Table I, pursuant to paragraph 2.0 of Practice Note No. 12/2001 ("Recurrent Transaction").

The Company had on 23 November 2004 obtained a mandate from its shareholders to enter into recurrent related party transactions of a revenue or trading nature with its related parties ("Shareholders' Mandate"). The Recurrent Transaction was not included in the Shareholders' Mandate as it was a new Recurrent Transaction.

The following Directors do not consider themselves to be independent in respect of the Recurrent Transaction:

Tan Sri William H.J. Cheng
Phang Wai Yeen
Ngan Yow Chong
Datuk Cheng Yong Kim

Other than as disclosed above, none of the other Directors has any interest, direct or indirect in the Recurrent Transaction.

It is likely that the Recurrent Transaction will occur with some degree of frequency and could arise at any time. In view of the time sensitive and frequent nature of the Recurrent Transaction, the Company will include the Recurrent Transaction in the circular to be issued in relation to the renewal of the Shareholders' Mandate to be tabled at the forthcoming annual general meeting of the Company to be held not later than 31 December 2005.

Tables Section - This section is to be used to create and insert tables. Please make the

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

appropriate reference to the table(s) in the Contents of the Announcement:

Table I

Subsidiary of the Company	Nature of Transaction	Value Transacted	Estimated Value (1)	Related Party (2)
Lion Motor Sdn Bhd	Purchase of motor vehicles	RM1.63 million	RM12.0 million	Lion Corporation Berhad Group

Notes:

(1) Estimated value of further transactions prior to obtaining a renewal of the Shareholders' Mandate.

(2) The abovementioned corporation is a related party as it is a person connected with:

i) Tan Sri William H.J. Cheng (the Chairman and a major shareholder of the Company) and Datuk Cheng Yong Kim (a Director and a major shareholder of the Company) who each has a direct and/or indirect interest in Lion Corporation Berhad held via corporations in which they each has more than 15% shareholding.

ii) The companies listed below (major shareholders of the Company) which have direct and/or indirect interest in Lion Corporation Berhad held via corporations in which they each has more than 15% shareholding:

a) Lion Realty Pte Ltd
b) Lion Development (Penang) Sdn Bhd
c) Horizon Towers Sdn Bhd
d) LDH (S) Pte Ltd
e) Lion Diversified Holdings Berhad
f) Amsteel Mills Sdn Bhd
g) Steelcorp Sdn Bhd
h) LLB Steel Industries Sdn Bhd
i) Lion Industries Corporation Berhad

iii) Phang Wai Yeen and Ngan Yow Chong do not consider themselves independent in respect of the Recurrent Transaction by virtue that they are employees of the Company wherein Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim have substantial interest. They are therefore deemed to be persons connected with Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim.

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

11 JUL 2005